Exhibit 20.2

FOR IMMEDIATE RELEASE

CONTACT:	Hanover Direct, Inc.	The MWW Group
	Charles E. Blue	Rich Tauberman
	S.V.P. & Chief Financial Officer	Tel: (201) 507-9500
Tel: (201) 272-3389

Hanover Direct Announces the Impact of
the Restatement of its Financial Statements,
the Late Filing of Third Quarter Quarterly Report
and that the AMEX has Halted Trading of the Common Stock

EDGEWATER, NJ, November 17, 2004 — Hanover Direct, Inc. today announced that the Company has completed its review of an error in the accounting treatment of discount obligations due to members of certain of the Company’s buyer’s club programs for three of its catalogs since 1998 and believes that the cumulative impact of this error on previously issued financial statements through June 26, 2004 is a reduction of revenue and related income of approximately $2.6 million, subject to the completion by its independent registered public accountants of their audit and review of the figures. The Company will restate its financial statements for the fiscal years ended December 25, 1999, December 30, 2000, December 29, 2001, December 28, 2002 and December 27, 2003 and the fiscal quarters ended March 29, 2003, June 28, 2003, September 27, 2003, March 27, 2004 and June 26, 2004 by amending its Annual Report on Form 10-K for the fiscal year ended December 27, 2003 and its Quarterly Reports on Form 10-Q for the fiscal quarters ended March 27, 2004 and June 26, 2004 as promptly as practicable.

The Company also announced that it was not able to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 25, 2004 within the five calendar day extension period it had previously sought but will file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 25, 2004 as soon as it is able.

The Company further announced that the Audit Committee of the Board of Directors of the Company is investigating the matters heretofore disclosed by the Company and other accounting-related matters with the assistance of independent outside counsel. As a result of the foregoing, the Company has been advised by the American Stock Exchange that it will halt trading of the Company's Common Stock until such time as the investigation is complete and the Company has filed all relevant periodic reports with the Securities and Exchange Commission.

About Hanover Direct, Inc.

Hanover Direct, Inc. (AMEX: HNV) and its business units provide quality, branded merchandise through a portfolio of catalogs and e-commerce platforms to consumers, as well as a comprehensive range of Internet, e-commerce, and fulfillment services to businesses. The Company’s catalog and Internet portfolio of home fashions, apparel and gift brands include Domestications, The Company Store, Company Kids, Silhouettes, International Male, Scandia Down, and Gump’s By Mail. The Company owns Gump’s, a retail store based in San Francisco. Each brand can be accessed on the Internet individually by name. Keystone Internet Services, LLC (www.keystoneinternet.com), the Company’s third party fulfillment operation, also provides the logistical, IT and fulfillment needs of the Company’s catalogs and web sites. Information on Hanover Direct, including each of its subsidiaries, can be accessed on the Internet at www.hanoverdirect.com.

Forward Looking Statements

Certain statements included in this press release are intended as “forward-looking statements.” These statements include assumptions, expectations, predictions, intentions or beliefs about future events, particularly the statements concerning the anticipated impact on revenues of the restatement and the timing of the Company’s restatement of its financial statements. The Company cautions that actual future results may vary materially from those expressed or implied in any forward-looking statements. More information and the risks and uncertainties relating to these forward-looking statements are found in the Company’s SEC filings, including its Annual Report on Form 10-K for the fiscal year ended December 27, 2003 and its Quarterly Report on Form 10-Q for the fiscal quarter ended June 26, 2004 which are available free of charge on the SEC’s web site at http://sec.gov. The Company expressly disclaims any obligation to update any forward-looking statements contained in this news release to reflect events or circumstances that may arise after the date of this release, except as otherwise required by applicable law.